UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June 2011

Commission File Number  000-49995

Argentex Mining Corporation

(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia  V6E 4A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Suite 835 – 1100 Melville Street
Vancouver, BC   V6E 4A6
Office:  (604) 568-2496
Fax:  (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Argentex Continues To Expand Tranquilo Zone at Pinguino Project

Vancouver, BC, Canada - June 23, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXM) is pleased to release additional drill results from its recently completed 2011 exploration program at the Pinguino project, located in the Santa Cruz province of Argentina.  The program consisted of 19,800 meters of drilling in 206 holes.  To date, the Company has released 6,015 meters of drilling results from 67 of these holes, with approximately 70% of results remaining to be released over the next couple months.

Positive analytical results from additional drilling on the regional scale Tranquilo fault continue to expand the near surface silver-enriched mineralized zones. These new results reflect large mineralized intervals enveloping high-grade silver values in the center of the Tranquilo fault system. The Tranquilo is a major regional fault that transects the Pinguino property and is believed to be the strategic geological controlling structure in the region.

Results below are from the most recent 7 holes from the Tranquilo zone (a map of drill hole collars is available on the Company’s web site at www.argentexmining.com):

Drill Hole	From (m)	To (m)	Interval (m)*	Gold (g/t)	Silver (g/t)
Tranquilo
PR02-11	70.00	78.00	8.00	0.20	197.4
Including	75.00	77.00	2.00	0.68	654.3
PR03-11	47.00	112.00	65.00	0.10	48.3
Including	82.00	99.00	17.00	0.11	169.1
and includes	95.00	98.00	3.00	0.33	467.0
PR06-11	46.00	47.00	1.00	0.00	12.8
PR08-11	48.00	52.00	4.00	0.01	32.2
PR11-11	125.00	136.00	11.00	0.01	23.5
Including	133.00	135.00	2.00	0.01	44.1
PR13-11	148.00	162.00	14.00	0.06	33.3
Including	160.00	161.00	1.00	0.29	294.0
P359-11	85.40	86.30	0.90	0.01	24.1

*True widths are estimated to be 85-90% of the stated interval

“P” represents core holes, “PR” represents RC holes

“Tranquilo is one of the largest silver-gold mineralized structures on the Pinguino property. RC drilling during 2010 and 2011 has focused on near surface mineralization and continues to identify excellent high-grade silver intersections”, commented Ken Hicks, President of Argentex.  “We believe these results have significantly expanded the Pinguino resource and we look forward to receiving an updated NI 43-101 compliant resource estimate before the end of 2011.”

In addition, on June 20, 2011, one of the Company's investors exercised a share purchase warrant pursuant to which it purchased 142,900 of the Company's common shares at an exercise price of CDN$0.90 per share for aggregate proceeds of approximately $131,500 (CDN$128,610).

About Pinguino

Argentex is currently advancing its highly prospective projects in Santa Cruz province, focusing primarily on its 100%-controlled Pinguino project.  An early 2011 drill program of approximately 17,000 meters was increased to 19,800 meters due to positive results, and was comprised of 11,200 meters of RC drilling and 8,600 meters of core drilling. In total, 56,000 meters have been drilled on the project to date.

Argentex's 10,000-hectare Pinguino property is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

Pinguino is easily accessible, situated approximately 400 meters above sea level in low-relief topography.  An existing system of all-weather roads provides year-round access to the property.  Argentex believes that recent high-grade silver discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver resource.

Quality Assurance

Samples selected for analysis are sent to Acme Analytical Laboratories’ sample preparation lab in Mendoza, Argentina.  From there, sample pulps are sent to Santiago, Chile for fire assay gold analysis and to Vancouver, Canada for Group 1DX multi-element MS-ICP analysis.  Samples with over-limit zinc, lead, silver and/or copper are reanalyzed using an ore-grade high detection limit 7AR analysis, also conducted in Vancouver.  Acme Analytical Laboratories is an accredited ISO 9000:2001 full-service commercial laboratory with its head office in Vancouver. Referee analyses will be carried out by Alex Stewart (assayers) Argentina S.A. in Mendoza, Argentina.  Argentex, Acme and Alex Stewart all maintain comprehensive and independent Quality Control/Quality Assurance programs.

Exploration on the Pinguino property is being conducted under the supervision of Mr. Kenneth Hicks, P.Geo. Argentex's President and a "Qualified Person" (QP) as defined by Canada's National Instrument 43-101.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced late-stage exploration projects in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 projects located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXM on the OTCBB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"

President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include statements about the company's belief that these results have significantly expanded the Pinguino resource, its expectation that it will receive a resource update before the end of 2011 and its belief that recent high-grade silver discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver resource. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, competition for qualified personnel and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Report on Form 10-K and other public disclosure documents filed on the EDGAR website maintained by the Securities and Exchange Commission and the SEDAR website maintained by the Canadian Securities Administrators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Jeff Finkelstein
Jeff Finkelstein, Chief Financial Officer and Treasurer
Date:  June 23, 2011